Exhibit 21.1

SUBSIDIARIES

	Subsidiary	Jurisdiction of Incorporation

1	HR Entertainment Ltd.	British Virgin Islands
2	Ellmount Entertainment Ltd.	Malta
3	Highroller Ventures Ltd.	Malta
4	Wowly N.V.	Curacao
5	HR Entertainment Solutions Ltd.	Cyprus
6	Highroller Solutions Ltd.	Cyprus
7	Ellmount Suport S.A.	Costa Rica